Exhibit (e)(2)

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, CO 80203

April 16, 2018

Litman Gregory Fund Advisors, LLC

4 Orinda Way, Suite 200D

Orinda, CA 94563

RE:	Distribution Services, Advertising and Sales Material Review, and Licensing of Registered Representatives

Dear Distribution Client:

ALPS Distributors, Inc. (“ALPS”) is the principal underwriter (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund(s) set forth on Exhibit A hereto pursuant to the terms of a Distribution Agreement. Litman Gregory Fund Advisors, LLC (the “Client”) acts as adviser to the Funds. In consideration of the services provided by ALPS pursuant to the Distribution Agreement, ALPS’ sponsoring of Financial Industry Regulatory Authority, Inc. (“FINRA”) registration for one or more employees of Client, specifically registered representatives of Client (the “Registered Representatives”), ALPS’ services related to advertising and sales literature materials review (collectively, the “Services”), and pursuant to the terms set forth herein, Client desires to pay ALPS a fee as set forth in this Letter Agreement.

1.	Advertising and Sales Literature Review.

a.	ALPS shall provide review of broker-dealer related adve1iising and sales literature pieces (“marketing pieces”) submitted to ALPS by Client, as well as certain related consultative services.

b.	ALPS’ services are based on the understanding that Client will utilize current systems and expertise owned by ALPS, specifically the AdLit Advertising Review System (“AdLit”), and that ALPS will base its reviews on: (i) the guidelines contained within ALPS’ Sales and Advertising Guide and ALPS’ Written Supervisory Procedures; (ii) rules and guidance issued by FINRA and the Securities and Exchange Commission (“SEC”) related to communications with the public and/or communications to institutional investors, as those terms are defined in FINRA Rules 2210 and 2211 and in various other FINRA and SEC rules and interpretive material; and (iii) ALPS’ submission guidelines with respect to the use of trademarked and/or copyright materials, to the extent applicable. All material submitted to ALPS will be provided by ALPS to Client with comments or approval no later than three business days after receipt in AdLit.

c.	Each marketing piece submitted to ALPS for review will be subject to the following process:

a)	Each piece will undergo review at ALPS by a FINRA-licensed registered principal possessing the required expertise and appropriate license to review the marketing piece submitted to ALPS;

b)	ALPS’ comments shall consist of (i) recommendations for changes that, in the opinion of the ALPS reviewer, will be consistent with the guidelines specified by ALPS in Section 1.b., or (ii) in the form of an acknowledgement that the submitted material is consistent with such guidelines with no additional changes. In the event of the latter, the item will be approved by the registered principal and filed with the applicable regulatory body if necessary;

c)	ALPS will provide system training and ongoing consulting with respect to advertising review guidelines and rules for each marketing piece submitted via the process described herein;

d)	ALPS will make all required FINRA filings of marketing materials which have been approved by ALPS.

d.	If Client wishes ALPS to perform an expedited review of marketing pieces within one business day of ALPS’ receipt of such marketing pieces, the expedited review will be performed subject to and in accordance with the following:

a)	A charge of $250 will apply to each request for expedited review, in addition to FINRA billing costs.

b)	The marketing piece must be 30 pages or less in actual length in order to be considered for expedited review. Web pages and other marketing pieces over 30 pages require a more in-depth review; therefore, ALPS cannot guarantee a one business day review for these items.

c)	The marketing piece must be submitted via ALPS’ AdLit system by no later than 3:00 P.M. Mountain Time (2:00 P.M. PT/5:00 P.M. ET). This will ensure that ALPS has a full one business day to review and provide Client with comments.

d)	Client must check the box on the AdLit coversheet whereby Client requests and accepts the terms and fee(s) associated with expedited review in order to ensure that ALPS is notified of the expedited request.

ALPS cannot guarantee that a marketing piece will be APPROVED within one business day of being received via AdLit. ALPS will review and submit comments to Client within this timeframe. If ALPS fails to provide Client with comments within one business day, the $250 expedited review charge will not apply.

2.	Licensing of Registered Representatives

As a registered broker/dealer, ALPS is required to establish and maintain a system to supervise the activities of each Registered Representative that is reasonably designed to achieve compliance with applicable securities laws and regulations, and with FINRA Rules. In addition, pursuant to Rule 17a-4 of the Securities Exchange Act of 1934 (the “Exchange Act”), ALPS is required to preserve and maintain access to all of the Registered Representatives’ business-related communications, including electronic communications.

In light of the foregoing, Client and ALPS hereby agree that ALPS shall maintain and supervise the licenses of the Registered Representatives, subject to the following te1ms and conditions:

a.	Licensing. During the term of the Agreement, the Registered Representative shall maintain in good order such licenses as may be required by ALPS, including licenses with the FINRA and the various states in which the Registered Representative performs any sales activity for ALPS, and shall comply with supervisory, reporting, and regulatory requirements as ALPS may request or require.

b.	Exclusive License. During the term of the Agreement, and throughout the period in which the Registered Representative is licensed by ALPS, the Registered Representative shall not perform any activities which require licensing other than the marketing or selling of financial products for which ALPS acts as the distributor, or in some other contracted capacity, without the express written approval of ALPS.

c.	Outside Business & Other Activities. The Registered Representative will report all business activity, including non-securities related activity, to ALPS prior to engaging in such activity; and will provide ALPS with such information as ALPS deems necessary to comply with its supervisory obligations under FINRA and Securities Exchange Commission (“SEC”) regulations and in accordance with the laws of any jurisdiction in which the Registered Representative performs the functions referenced herein. Any outside activity must be approved by ALPS before commencement or continuation.

d.	Personal Brokerage Accounts. The Registered Representative will report all personal securities accounts he/she owns, or over which he/she has control, including not only the Registered Representative’s own accounts but also those registered to a spouse, child, or any other account for which the Registered Representative places orders or has a financial interest, to ALPS; and will provide ALPS with such information as ALPS deems necessary to comply with its supervisory obligations under FINRA and SEC regulations and in accordance with the laws of any jurisdiction in which the Registered Representative performs the functions referenced herein. Any new personal security account must be reported to ALPS at the time the account is established. Please note: variable life insurance, variable annuities, mutual funds and unit investment trust positions do not need to be disclosed unless they are held within a brokerage account.

e.	Private Securities Transactions. The Registered Representative will report any securities transaction that is effected outside the regular course or scope of his/her association with ALPS (“Private Securities Transactions”), including, though not limited to, new unregistered offerings of securities. Written notice of proposed private securities transactions prior to participation is required and will describe in detail (i) the proposed transaction; (ii) the Registered Representative’s proposed role therein; and (iii) state whether the Registered Representative has received or may receive selling compensation in connection with the transaction. Notification of said transactions must be reported to ALPS prior to entering into any private securities transaction(s); and such notification will provide ALPS with such information as ALPS deems necessary to comply with its supervisory obligations under FINRA and SEC regulations and in accordance with the laws of any jurisdiction in which the Registered Representative, performs the functions referenced herein. The Registered Representative may not participate in any private securities transaction without first receiving written approval from ALPS.

f.	Compliance with ALPS’ Written Supervisory Procedures (“B/D Procedures”): The Registered Representatives shall comply fully with the B/D Procedures and all requirements contained therein for the duration of the time that the Registered Representatives are licensed by ALPS. The B/D Procedures may be amended at the sole discretion of ALPS. Any requirement listed in the B/D Procedures that is not specifically enumerated within this Agreement is hereby incorporated by reference, along with any future changes or amendments to the B/D Procedures.

g.	Broker-Dealer Records. ALPS shall be provided direct access to broker-dealer records created by Client in relation to the business for which the Registered Representatives are licensed by ALPS (“Broker-Dealer Records”). Client shall maintain all Broker-Dealer Records for a period no less than is required by and in a manner compliant with applicable law, regulation and FINRA rules. With respect to electronic Broker-Dealer Records, the Registered Representatives will use only electronic systems approved by ALPS. Client shall direct its electronic vendor or storage provider to retain electronic Broker-Dealer Records for a period no less than is required by and in a manner compliant with applicable law, regulation or FINRA rules. Upon termination of licensing and/or upon termination of the Agreement, Client shall provide or arrange to be provided to ALPS all Broker-Dealer Records in possession of Client, its agents and vendor or storage provider at Client’s expense.

h.	Termination of Registration: ALPS retains the right to terminate the Registered Representative’s registration at any time, at the sole discretion of ALPS.

i.	Marketing Materials. The Registered Representatives will not make any representations related to the services that are false, misleading or in any way untrue. The Registered Representative will not deliver to prospective clients any written materials other than those provided to him/her by ALPS which evidence prior written approval.

j.	Social Media. No Registered Representative shall utilize any form of social media for business communications related to the business for which he/she is licensed by ALPS without prior written approval from ALPS and only in compliance with the B/D Procedures.

k.	Pay to Play. During the term of the Agreement, and throughout the period in which the Registered Representatives are licensed by ALPS, Client and Registered Representatives shall comply with 17 CFR 275.206(4)-5 (SEC’s Pay-to-Play Rule) and Registered Representatives shall not engage in activity that would trigger the “two year time out” contemplated by FINRA Rule 2030(a).

1.	Marketing Jurisdictions. Registered Representatives may only market in connection with this Agreement within the United States.

To the extent applicable, Client agrees that it shall cause each Registered Representative to comply with the foregoing.

3.	Fees [REDACTED]

The term of this Letter Agreement will commence on the date first set forth above and will remain in effect until termination of the Distribution Agreement.

In the absence of willful misfeasance, bad faith, negligence, or reckless disregard by ALPS in the performance of its duties, obligations, or responsibilities set forth in this Agreement, ALPS and its affiliates, including their respective officers, directors, agents, and employees, shall not be liable for, and the Client agrees to indemnify, defend and hold harmless such persons from, all taxes, charges, expenses, assessments, claims, and liabilities (including, without limitation, attorneys’ fees and disbursements and liabilities arising under applicable federal and state laws) arising directly or indirectly from the Client’s failure to comply with its obligations under this Letter Agreement.

No change, modification or waiver of any term of this Letter Agreement shall be valid unless it is in writing and signed by both ALPS and the Client.

This Letter Agreement represents the entire agreement of the parties and supersedes all previous agreements between the parties with respect to the subject matter hereof.

This Letter Agreement may not be assigned by either party without the prior written approval of the other party.

This Letter Agreement shall be governed by, and construed and enforced in accordance with, the laws of the state of Delaware.

Please have an authorized officer execute this Letter Agreement where indicated below.

Sincerely,

/s/ Steven B. Price
Steven B. Price
Senior Vice President and Director of Distribution Services

The undersigned agrees to the above terms and conditions:

LITMAN GREGORY FUNDS ADVISORS, LLC

By:	/s/ John Coughlan

Name:	John Coughlan
Title:	Chief Operating Officer

EXHIBIT A: FUNDS

Litman Gregory Masters Equity Fund

Litman Gregory Masters International Fund

Litman Gregory Masters Small Companies Fund

Litman Gregory Masters Alternative Strategies Fund